UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-42834

Regentis Biomaterials Ltd.

(Translation of registrant’s name into English)

60 Medinat Hayehudim, Herzliya, Israel 4676652

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

On May 28, 2026, Regentis Biomaterials Ltd. (the “Company”) announced that it will hold an Annual General Meeting of Shareholders on Thursday, July 2, 2026 at 3:00 p.m. (Israel time) at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel. In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026	REGENTIS BIOMATERIALS LTD.

	By:	/s/ Ehud Geller
Ehud Geller
Chairman and Chief Executive Officer

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